SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL ANNOUNCES THE RELEASE OF PRELIMINARY, UNAUDITED FINANCIAL INFORMATION FOR THE FISCAL YEAR ENDING DECEMBER 31, 2022

São Paulo, March 8, 2023 – GOL Linhas Aéreas Inteligentes S.A. ("GOL" or "Company") (B3: GOLL4 and NYSE: GOL), in accordance with section 6.6.1 of the Corporate Governance Level 2 Listing Regulation of B3, announces the postponement, up to March 28, 2023, of the filing of the financial statements for the fiscal year ended December 31, 2022, accompanied by the audit report of the Company's independent auditors, since the work of the independent auditors in connection with the examination of such statements is not completed.

The Company's annual calendar of corporate events was resubmitted on this date to reflect the postponement mentioned above, and is available on the websites of the Comissão de Valores Mobiliários (gov.br/cvm), of B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br) and of the Company (www.voegol.com.br/ri).

Additionally, the Company informs that, on this date, it has disclosed its preliminary, unaudited financial statements for the fiscal year ending December 31, 2022, as well as the presentation and release of results related to such financial statements. GOL clarifies that it has promoted the disclosure of such financial statements, according to section 3.2.2 of the Ofício Circular/Annual-2023-CVM/SEP, as it believes it is important to keep the market and the Company's shareholders duly informed about the Company's financial situation.

The preliminary financial statements made available on this date are true and have been prepared in a consistent manner with the accounting practices adopted in the preparation of the financial statements for the fiscal year ending December 31, 2021. GOL does not anticipate that it will be necessary to make any adjustments or changes to the information disclosed. Nevertheless, if any adjustments are necessary, the Company will keep the market informed.

Investor Relations
ri@voegol.com.br
www.voegol.com.br/ir
+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL is the largest airline in Brazil, leader in the corporate and leisure segments. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transportation. The Company has alliances with American Airlines and Air FranceKLM, besides several codeshare and interline agreements available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”, GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, GOLLOG delivers orders to different regions in Brazil and abroad. The Company has a team of 14,000 highly qualified aviation professionals focused on Safety, GOL’s 1st value, and operates a standardized fleet of 145 Boeing 737 aircrafts. The Company's shares are traded on the NYSE (GOL) and B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer